EXHIBIT 12
PILGRIM’S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Nine Months Ended
	June 27, 2009	June 28, 2008
Earnings (loss):	(In thousands, except ratios)
Loss from continuing operations before income taxes	$(231,725)	$(278,488)
Add: Total fixed charges	138,498	111,777
Less: Interest capitalized	1,681	4,216

Total earnings (loss)	$(94,908)	$(170,927)

Fixed charges:
Interest charges	$126,536	$103,428
Portion of noncancelable lease expense representative of the interest factor	12,412	8,349

Total fixed charges	$138,948	$111,777

Ratio of earnings to fixed charges	(a)	(b)

(a)  Earnings were insufficient to cover fixed charges by $233,856.

(b)  Earnings were insufficient to cover fixed charges by $282,704.